Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
(dollars in millions)	2010	2009
Earnings before income taxes	$1,891	$1,537
Fixed charges	147	155

Total earnings available for fixed charges	$2,038	$1,692

Fixed Charges:
Interest expense	$125	$131
Interest component of rental payments	22	24

Total fixed charges	$147	$155

Ratio of earnings to fixed charges	13.9	10.9

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.